CLASS B WARRANT TO PURCHASE COMMON SHARES

U.S. ENERGY CORP.

This is to certify that, for value received, Bourne Capital, LLC (the "Holder"), is entitled to purchase, subject to the terms set forth below, from U.S. Energy Corp., a Wyoming corporation (the "Company" or "we"), at any time until 5:00 P.M., Mountain Time, on March 2, 2009 (the "Expiration Date," subject to earlier termination as provided in paragraph (a)) 200,000 shares (the "Common Shares") of the Company's common stock (the "Common Stock") at a purchase price per share of $3.00. The number of Common Shares to be received upon the exercise of this Warrant and the price to be paid for a Common Share may be adjusted from time to time as hereinafter set forth. The purchase price of a Common Share in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "Exercise Price." The Common Shares, as adjusted from time to time, underlying the Warrant are hereinafter sometimes referred to as "Warrant Shares" and include all Common Shares that have been issued upon the exercise of the Warrants and all unissued Common Shares underlying the Warrants.

(a)   **Exercise of Warrant.** This Warrant may be exercised in whole or in part at any time or from time to time until the Expiration Date or if the Expiration Date is a day on which banking institutions are authorized by law to close, then on the next succeeding day which shall not be such a day, by presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, with the Purchase Form annexed hereto duly executed and accompanied by cash payment of the Exercise Price for the number of shares specified in such Form, together with all federal and state taxes applicable upon such exercise; *provided, however,* that if the closing stock market price for the Company's Common Stock is at or more than $7.50 for any 10 consecutive trading days, this Warrant shall expire on the 30th calendar day (or if that day is a Saturday or a day when banks in New York, New York are closed or authorized to be closed, then the next business day) after such 10th trading day. The Company shall be under no obligation to inform the Holder of the Company's stock market price at any time.

The Company agrees not to merge, reorganize or take any action that would terminate this Warrant unless provisions are made as part of such merger, reorganization or other action which would provide the Holder with an equivalent of this Warrant as specified in Section (i) hereof; provided, however, that if reasonably required by the other party or parties to such merger, reorganization or other action, the Company may accelerate the Expiration Date to a date prior to such merger, reorganization or other action, provided further, however, that the Company shall give the Holder written notice of such acceleration at least 30 days prior to such accelerated Expiration Date. The Company agrees to provide notice to the Holder that any tender offer is being made for Common Shares no later than three business days after the day the Company becomes aware that any tender offer is being made for outstanding Common Shares. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the right of the Holder to purchase the balance of the Common Shares purchasable hereunder. Upon receipt by the Company of this Warrant at the office of the Company or at the office of the Company's stock transfer agent, in proper form for exercise and accompanied by the Exercise Price, the Holder shall be deemed to be the holder of record of the Common Shares issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Common Shares shall not then be actually delivered to the Holder.

(b)   **Reservation of Shares.** The Company hereby agrees that at all times there shall be reserved for issuance and/or delivery upon exercise of this Warrant such number of Common Shares as shall be required for issuance or delivery upon exercise of this Warrant.

(c)   **Fractional Shares.** No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a Common Share called for upon any exercise hereof, the Company shall, upon receipt by the Company or the Company's stock transfer agent of the Exercise Price on such fractional share, pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined as follows:

(1)   If the Common Shares are listed on a national securities exchange, are admitted to unlisted trading privileges on such an exchange, or are listed for trading on a trading system of The Nasdaq Stock Market, Inc., then the current value shall be the last reported sale price of the Common Shares on such an exchange or system on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day, the average of the closing bid prices for the Common Shares for such day on such exchange or such system shall be used; or

(2)   If the Common Shares are not so listed on such exchange or system or admitted to unlisted trading privileges, the current value shall be the average of the last reported bid prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3)   If the Common Shares are not so listed or admitted to unlisted trading privileges and if bid and asked prices are not so reported, the current value shall be an amount, not less than book value, determined in such reasonable manner as may be prescribed by the board of directors of the Company.

(d)   **Exchange, Assignment or Loss of Warrant.** This Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other Warrants of different denominations entitling the Holder thereof to purchase (under the same terms and conditions as provided by this Warrant) in the aggregate the same number of Common Shares purchasable hereunder. This Warrant may not be sold, transferred, assigned, or hypothecated except in compliance with the Securities Act of 1933. Any such transfer or assignment shall be made by surrender of this Warrant to the Company or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and with funds sufficient to pay any transfer tax; whereupon the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be canceled. This Warrant may be divided or combined with other Warrants which carry the same rights upon presentation hereof at the office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof. The term "Warrant" as used herein includes any warrants issued in substitution for or replacement of this Warrant, or into which this Warrant may be divided or exchanged. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date. Subject to such right of indemnification, any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not this Warrant so lost, stolen, destroyed, or mutilated shall be at any time enforceable by anyone.

(e)   **Rights of the Holder.** The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in the Warrant and are not enforceable against the Company except to the extent set forth herein.

(f) **Adjustment Provisions.**

(1) **Adjustments of the Exercise Price.**

(A) If the Company subdivides the outstanding Common Shares into a greater number of Common Shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced. Conversely, if the Company combines its outstanding Common Shares into a lesser number of Common Shares, the Exercise Price in effect immediately prior to such combination shall be proportionally increased. In case of a subdivision or combination, the adjustment of the Exercise Price shall be made as of the effective date of the applicable event. A distribution on Common Shares, including a distribution of Convertible Securities (as that term is defined herein), to shareholders of the Company on a pro rata basis shall be considered a subdivision of Common Shares for the purposes of this subsection (1)(A), except that the adjustment will be made as of the record date for such distribution and any such distribution of Convertible Securities shall be deemed to be a distribution of the Common Shares underlying such Convertible Securities. As used herein, the term "Convertible Securities" shall mean options or warrants or rights for the purchase of Common Shares or for the purchase of any stock or other securities convertible into or exchangeable for Common Shares.

(B) If the Company shall at any time distribute or cause to be distributed to its shareholders, on a pro rata basis, cash, assets, or securities of any entity other than the Company, then the Exercise Price in effect immediately prior to such distribution shall automatically be reduced by an amount determined by dividing (x)_the amount (if cash) or the value (if assets or securities) of the holders' of Warrants (as such term is defined in the first paragraph hereof) pro rata share of such distribution determined assuming that all holders of Warrants had exercised their Warrants on the day prior to such distribution, by (y)_the number of Common Shares issuable upon the exercise of this Warrant by the Holder on the day prior to such distribution.

(2) **Adjustments of Exercise Price - On Issue at Less Than Exercise Price.** Excepted from the adjustment for anti-dilution provisions of this Section (2) and Section (3) hereof are the Company's issuance of Excluded Common Shares (as that term is defined herein), and also all Common Shares or Convertible Securities in the form of stock options to the Company's employees or non-executive directors at exercise prices not less than the Company's stock market price as of the date of grant, or Common Shares issued to acquire a subsidiary or its assets, provided such Common Shares are issued at prices not less than the Company's market price as of the date of such issuance.

If the Company should at any time or from time to time hereafter issue or sell any of its Common Shares (other than Common Shares issued upon the exercise of Convertible Securities outstanding on March 2, 2004 (provided such Convertible Securities have not been amended after March 2, 2004), which Common Shares shall be referred to herein as the "Excluded Common Shares") without consideration or for a consideration per share less than the Exercise Price in effect immediately prior to the time of such issue or sale, then forthwith upon such issue or sale, the Exercise Price shall be automatically adjusted to a price (computed to the nearest cent) determined by dividing (i) the sum of (x) the number of Common Shares outstanding immediately prior to such issue or sale multiplied by the Exercise Price in effect immediately prior to such issue or sale, and (y) the consideration, if any, received by the Company upon such issue or sale, by (ii) the total number of Common Shares outstanding immediately after such issue or sale. For purposes of this Section (2) and Section (3) hereof, the following provisions (A) and (B) shall also be applicable:

(A)   **Rights, Options or Warrants.** In case at any time hereafter the Company shall in any manner grant any right to subscribe for or to purchase, or any option or warrant for the purchase of Common Shares or for the purchase of any stock or securities convertible or exchangeable for Common Shares (such convertible or exchangeable stock or securities being hereinafter referred to as the "Underlying Convertible Securities") and if the minimum price per share for which Common Shares are issuable, pursuant to such rights, options, warrants or upon conversion or exchange of such Underlying Convertible Securities (determined by dividing (i)_the total amount, if any, received or receivable by the Company as consideration for the granting of such rights, options, or warrants plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of such rights, options, or warrants under the terms of such rights, options, or warrants at the time of making such computation, plus, in the case of such Underlying Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the conversion or exchange thereof under the terms of such Underlying Convertible Securities at the time of making such computation, by (ii)_the total maximum number of Common Shares issuable pursuant to such rights, options, or warrants or upon the conversion or exchange of the total maximum amount of such Underlying Convertible Securities issuable upon the exercise of such rights, options, or warrants or Underlying Convertible Securities at the time of making such computation) shall be less than the Exercise Price in effect immediately prior to the time of the granting of such rights or options, then the total maximum number of Common Shares issuable pursuant to such rights, options, warrants or upon conversion or exchange of the total maximum amount of such Underlying Convertible Securities issuable upon the exercise of such rights, options, or warrants under the terms of such rights, options, warrants or Underlying Convertible Securities at the time of making such computation shall (as of the date of granting of such rights, options, or warrants) be deemed to be outstanding and to have been issued for said price per share as so determined; provided, that no further adjustment of the Exercise Price shall be made upon the actual issue of Common Shares so deemed to have been issued unless the price per share received by the Company upon the actual issuance of Common Shares so deemed to be issued differs from the price per share which was last used to adjust the Exercise Price or unless by the terms of such rights, options, or warrants or Underlying Convertible Securities the price per share which the Company will receive upon any such issuance of Common Shares differs from the price per share which was last used to adjust the Exercise Price, in either of which events the Exercise Price shall be adjusted upon the occurrence of either such event to reflect the new price per share of Common Stock; and further provided, that, upon the expiration of such rights (including rights to convert or exchange), options or warrants (a)_the number of shares of Common Stock deemed to have been issued and outstanding by reason of the fact that they were issuable pursuant to such rights, options, or warrants (including rights to convert or exchange) that were not exercised, shall no longer be deemed to be issued and outstanding, and (b)_the Exercise Price shall forthwith be adjusted to the price which would have prevailed had all adjustments been made on the basis of the issue only of the Common Shares actually issued upon the exercise of such rights, options, or warrants or upon conversion or exchange of such Underlying Convertible Securities. Such adjustments upon expiration shall have no effect on Warrants exercised prior to such expirations.

(B)   **Convertible Securities.** If the Company shall in any manner issue or sell any Convertible Securities other than the rights, options, or warrants described in this Section (2) or Section (3) hereof and if the minimum price per share for which Common Shares are issuable upon conversion or exchange of such Convertible Securities (determined by dividing (i)_the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof under the terms of such Convertible Securities at the time of making such computation, by (ii) the total maximum number of Common Shares issuable upon the conversion or exchange of all such Convertible Securities under the terms of such Convertible Securities at the time of making such computation) shall be less than the Exercise Price in effect immediately prior to the time of such issue or sale, then the total maximum number of Common Shares issuable upon conversion or exchange of all such Convertible Securities at the time of making such computation shall (as of the date of the issue or sale of such Convertible Securities) be deemed to be outstanding and to have been issued for said price per share as so determined; provided, that no further adjustment of the Exercise Price shall be made upon the actual issue of Common Shares so deemed to have been issued unless the price per share received by the Company upon the actual issuance of Common Shares so deemed to be issued differs from the price per share which was last used to adjust the Exercise Price or unless by the terms of such Convertible Securities the price per share which the Company will receive upon any such issuance of Common Shares differs from the price per share which was last used to adjust the Exercise Price, in either of which events the Exercise Price shall be adjusted upon the occurrence of either such event to reflect the new price per share of Common Shares; ad, further provided that if any such issue or sale of such Convertible Securities is made upon exercise of any right to subscribe for or to purchase or any option to purchase any such Convertible Securities for which an adjustment of the Exercise Price has been or is to be made pursuant to the provisions of this Section (2) or Section (3) hereof, then no further adjustment of the Exercise Price shall be made by reason of such issue or sale unless the price per share received by the Company upon the conversion or exchange of such Convertible Securities when actually issued differs form the price per share which was last used to adjust the Exercise Price or unless by the terms of such Convertible Securities the price per share which the Company will receive upon any such issuance of Common Shares upon conversion or exchange of such Convertible Securities differs from the price per share which was last used to adjust the Exercise Price, in either of which events the Exercise Price shall be adjusted upon the occurrence of either of such events to reflect the new price per share of Common Shares; and, further provided, that, upon the termination of the right to convert or to exchange of any such Convertible Securities, which were not so converted or exchange, shall no longer be deemed to be issued and outstanding, and the Exercise Price shall forthwith be adjusted to the price which would have prevailed had all adjustments been made on the basis of the issue only of the number of Common Shares actually issued upon conversion or exchange of such Convertible Securities. Such adjustments upon expiration shall have no effect on Warrants exercised prior to such expiration.

(3)   **Determination of Issue Price.** In case any Common Shares or Convertible Securities which shall be issued for cash, the consideration received therefor, which shall be the gross sales price for such security without deducting therefrom any commission or other expenses paid or incurred by the Company for any underwriting of, or otherwise in connection with, the issuance thereof, shall be deemed to be the amount received by the Company therefor. In case any Common Shares or Convertible Securities shall be issued for a consideration part or all of which shall be other than cash, then the board of directors of the Company shall determine the fair value of such consideration, irrespective of accounting treatment, and such Common Shares or Convertible Securities shall be deemed to have been issued for an amount of cash equal to the value so determined by the board of directors. The reclassification of securities other than Common Shares into securities including Common Shares shall be deemed to involve the issuance for a consideration other than cash of such Common Shares immediately prior to the close of business on the date fixed for the determination of security holders entitled to receive such Common Shares. In case any Common Shares or Convertible Securities shall be issued together with other stock or securities or other assets of the Company for consideration, the

board of directors of the Company shall determine what part of the consideration so received is to be deemed to be consideration for the issue of such Common Shares or Convertible Securities.

(4) **Determination of Date of Issue.** In case the Company shall take a record of the holders of Common Shares for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Shares or in Convertible Securities or (ii) to subscribe for or purchase Common Shares or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(5) **Treasury Shares.** For the purpose of this Section (f), Common Shares at any relevant time owned or held by, or for the account of, the Company shall not be deemed outstanding.

(g) **Officer's Certificate.** Whenever the Exercise Price shall be adjusted as required above, the Company shall forthwith file in the custody of its Secretary or an Assistant Secretary at its principal office, and with its stock transfer and warrant agent, if any, an officer's certificate showing the adjusted Exercise Price determined as herein provided and setting forth in reasonable detail the facts requiring such adjustment. Each such officer's certificate shall be made available at all reasonable times for inspection by the Holder and the Company shall, forthwith after each such adjustment, deliver a copy of such certificate to the Holder.

(h) **No Adjustment for Small Amounts.** Anything in Sections (2) or (3) hereof to the contrary notwithstanding, the Company shall not be required to give effect to any adjustment in the Exercise Price unless and until the net effect of one or more adjustments, determined as above provided, shall have required a change of the Exercise Price by at least five cents, but when the cumulative net effect of more than one adjustment so determined shall be to change the actual Exercise Price by at least five cents, such change in the Exercise Price shall thereupon be given effect.

(i) **Number of Shares Adjusted.** Upon any adjustment of the Exercise Price, the Holder of this Warrant shall thereafter (until another such adjustment) be entitled to purchase, at the new Exercise Price, the number of Common Shares, calculated to the nearest full share, obtained by multiplying the number of Common Shares initially issuable upon exercise of this Warrant by the Exercise, Price specified in the first paragraph hereof and dividing the product so obtained by the new Exercise Price.

(j) **Notices to Holders.** So long as this Warrant shall be outstanding and unexercised (i) if the Company shall pay any dividend or make/any distribution upon the Common Shares or (ii) if the Company shall offer to the holders of Common Shares for subscription or purchase by them any shares of stock of any class or any other rights or (iii) if any capital reorganization of the Company, reclassification of the capital stock of the Company, consolidation or merger of the Company with or into another corporation, sale, lease or transfer of all or substantially all of the property and assets of the Company to another corporation, or voluntary or involuntary dissolution, liquidation or winding up of the Company shall be effected, then, in any such case, the Company shall cause to be delivered to the Holder, at least 10 days prior to the date specified in (x) or (y) below, as the case may be, a notice containing a brief description of the proposed action and stating the date on which (x) a record is to be taken for the purpose of such dividend, distribution or rights, or (y) such reclassification, reorganization, consolidation, merger, conveyance, lease, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which the holders of Common Shares of record shall be entitled to exchange their Common Shares for securities or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

(k) **Reclassification, Reorganization or Merger.** In case of any reclassification, capital reorganization or other change of outstanding Common Shares of the Company (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of an issuance of Common Shares by way of dividend or other distribution or of a subdivision or combination), or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding Common Shares of the class issuable upon exercise of this Warrant) or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, the Company shall cause effective provision to be made so that the Holder shall have the right thereafter, by exercising this Warrant, to purchase the kind and amount of shares of stock and other securities and property which the Holder would have received upon such reclassification, capital reorganization or other change, consolidation, merger, sale or conveyance had this Warrant been exercised prior to the consummation of such transaction. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section (k) shall similarly apply to successive reclassifications, capital reorganizations and changes of Common Shares and to successive consolidations, mergers, sales or conveyances. In the event the Company spins off a subsidiary by distributing to the shareholders of the Company as a dividend or otherwise the stock of the subsidiary, the Company shall reserve for the life of this Warrant, shares of the subsidiary to be delivered to the holders of the Warrants upon exercise to the same extent as if they were owners of record of the Warrant Share on the record date for payment of the shares of the subsidiary.

(l) **Registration Under the Securities Act of 1933.** The Holder is entitled to the benefits of Section 5 of that certain Subscription Agreement dated as of the date hereof by and among the parties hereto (the "Subscription Agreement"), relating to registration of the Common Shares and the Shares (as that term is defined in the Subscription Agreement). Such Section 5 is incorporated by reference into this Warrant.

(m) **Notices.** All notices required to be given to any of the parties hereunder shall be in writing and shall be deemed to have been sufficiently given for all purposes when presented personally to such party or sent by certified or registered mail, return receipt requested, to such party at its address set forth below:

If to the Company:	U.S. Energy Corp. 877 North 8th West Riverton, Wyoming 82501 Attn: Keith Larsen Fax: 307-857-3050
With a copy to:	The Law Offices of Stephen E. Rounds 4635 East 18th Avenue Denver, Colorado 80220 Attn: Stephen E. Rounds, Esq. Fax: 303-377-0231
If to the Subscriber:	Bourne Capital, LLC 410 Marion Street

Denver, Colorado 80218
Attn: Kevin Daly
Fax: 303-722-7707

With copies to: Pepper Hamilton LLP
3000 Two Logan Square
18th & Arch Streets
Philadelphia, Pennsylvania 19103
Attn: Robert A. Friedel, Esq.
Fax: 215-981-4750

Such notice shall be deemed to be given when received if delivered personally or five (5) business days after the date mailed. Any notice mailed shall be sent by certified or registered mail. Any notice of any change in such address shall also be given in the manner set forth above. Whenever the giving of notice is required, the giving of such notice may be waived in writing by the party entitled to receive such notice.

(n)   **Transfer to Comply with the Securities Act of 1933.** The Company may cause the following legend, or one similar thereto, to be set forth on the Warrants and on each certificate representing Warrant Shares or any other security issued or issuable upon exercise of this Warrant not theretofore distributed to the public or sold to underwriters for distribution to the public, unless legal counsel for the Company is of the opinion as to any such certificate that such legend, or one similar thereto, is unnecessary:

"THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED OR OFFERED FOR SALE OR TRANSFER UNLESS A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS WITH RESPECT TO SUCH SECURITIES IS THEN IN EFFECT, OR IN AN OPINION OF COUNSEL OF THE REGISTERED OWNER AND ADDRESSED TO THE ISSUER AND IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER, SUCH REGISTRATION UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS IS NOT REQUIRED."

(o)   **Applicable Law.** This Warrant shall be governed by, and construed in accordance with, the laws of the State of Wyoming.

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IN WITNESS WHEREOF, the Company and Holder have caused this Warrant to be executed by its officer thereunto duly authorized.

Dated: March 2, 2004

BOURNE CAPITAL, LLC

By:_____

Name: Kevin Daly
Title: Managing Member

U. S. ENERGY CORP.

By:_____

Name: Keith G. Larsen
Title: President

PURCHASE FORM

Dated: _____

The undersigned hereby irrevocably elects to exercise the Warrant to the extent of purchasing _____ shares of Common Stock and hereby makes payment of $_____ in payment of the actual exercise price thereof.

INSTRUCTIONS FOR REGISTRATION OF STOCK

Name:_____
(Please typewrite or print in block letters)

Address:_____

Signature:_____

ASSIGNMENT FORM

Dated:_____

FOR VALUE RECEIVED, _____

hereby sells, assigns and transfers unto _____

_____
(Name: Please typewrite or print in block letters)

Address:_____

the right to purchase Common Stock represented by this Warrant to the extent of _____ shares as to which such right is exercisable and does hereby irrevocably constitute and appoint _____ attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Signature: _____

BOURNE CAP.

McKIM 7

AMENDMENT TO U.S. ENERGY CORP. WARRANT

THIS AMENDMENT TO ORIGINAL WARRANT (this "Amendment") is made effective as of the 23rd day of June, 2006, by U.S. Energy Corp. (the "Company"), having its principal place of business at 877 North 8th West, Riverton, Wyoming 82501. Capitalized terms used and not defined herein have the meanings set forth in the Warrant (as defined below).

WHEREAS, the Company issued a warrant to purchase shares of the Company's common stock on March 03, 2004. That warrant is referred to as the "Original Warrant"; and

WHEREAS, 170,000 shares remain exercisable at $3.00 per share under the Original Warrant and this Amendment shall apply only to the remaining shares available for purchase; and

WHEREAS, the Company desires to extend the Expiration Date under the Original Warrant;

NOW, THEREFORE, the Original Warrant is amended: as follows:

Amendment of Expiration Date. The Expiration Date under the Original Warrant is hereby changed from 5:00 P.M., Mountain Time on March 02, 2009 to 5:00 P.M., Mountain Time, on April 30, 2010. Should the Original Warrant, as amended hereby, not be exercised by the new expiration date, it shall expire and no longer be available under any circumstances for exercise.

No other terms or conditions of the Original Warrant shall be changed or amended by this Amendment, and all other terms and conditions of the Original Warrant shall remain in full force and effect.

U.S. ENERGY CORP.

By: ____________________________
Keith G. Larsen
Chairman and CEO

Settlement Agreement Between
U.S. Energy Corp., Caydal, LLC, Bourne Capital, LLC,
and Tsunami Partners L.P.

This Settlement Agreement is entered into by U.S. Energy Corp., a Wyoming corporation (the "Company"); Caydal, LLC, a limited liability company ("Caydal"); Bourne Capital, LLC, a limited liability company ("Bourne"); and Tsunami Partners, L.P., a limited partnership ("Tsunami"). The effective date of this Agreement is August 25, 2006. For purposes of this Agreement, references to Bourne include Caydal, unless otherwise stated.

Recitals

A. Bourne and Tsunami have purchased stock, convertible debt, and warrants to purchase common stock of the Company and/or Rocky Mountain Gas, Inc. ("RMG," a Wyoming corporation which was a subsidiary of the Company until its sale to Enterra Energy Trust on June 1, 2005). The parties have had disputes regarding the securities and other matters set forth below, and also have had disputes relating to the Company's business.

1. As of the date of this Agreement, Bourne holds no securities of RMG, and holds the following securities of the Company. Bourne has represented to the Company that Bourne is the successor in interest to Caydal's rights related to the securities of the Company, and to Caydal's rights under that subscription agreement: referred to in recital B.

   (i)   a warrant to purchase 31,250 shares of common stock of the Company (the "31,250 Warrant") at an original exercise price of $4.00 per share. The expiration date for the 31,250 Warrant is October 31, 2007.

   (ii) a warrant to purchase 170,000 shares of common stock of the Company (the "170,000 Warrant") at an original exercise price of $3.00 per share. The expiration date for the 170,000 Warrant is April 30, 2010.

   (iii) a warrant to purchase 50,000 shares of common stock of the Company (the "50,000 Warrant") at an original exercise price of $4.23 per share. The expiration date for the 50,000 Warrant is November 28, 2008.

   (iv) 1,013 shares of common stock of the Company, either held in nominee names or in street name.

2. As of the date of this Agreement, Tsunami holds no securities of RMG, and holds the following securities of the Company:

   (i)   a warrant to purchase 60,000 shares of common stock of the Company (the "60,000 Warrant") at an original exercise price of $3.00 per share. The expiration date for the 60,000 Warrant is January 31, 2008.

   (ii) a warrant to purchase 25,000 shares of common stock of the Company (the "25,000 Warrant") at an original exercise price of $4.23 per share. The expiration date for the 25,000 Warrant is November 28, 2008.

   (iii) _____ shares of common stock of the Company, either held in nominee names or in street name.

B.   Pursuant to article 4 of a May 30, 2002 subscription agreement between the Company, RMG, and Caydal, Caydal had the right through May 30, 2004 (the "Participation Period") to participate in any debt or equity financings completed by RMG or the Company during the Participation Period. As of the date of this Agreement, neither the Company nor RMG have offered to Caydal or Bourne any opportunity to participate in the several such financings completed during the Participation Period.

C.   From time to time since the original issue dates of certain of the Subject Warrants (defined below), the Company has issued common stock (and warrants to purchase common stock, and debt convertible to common stock) to entities and to individuals (including officers, directors, and employees of the Company), at prices less than the exercise prices of the Subject Warrants. As of the date of this Agreement, the exercise prices of Bourne's 31,250 Warrant and 170,000 Warrant, and the exercise price of Tsunami's 60,000 Warrant, have not been adjusted down pursuant to the anti-dilution provisions of those warrants (referred to in this Agreement as the "Subject Warrants"). There are no anti-dilution provisions in Bourne's 50,000 Warrant or Tsunami's 25,000 Warrant.

D.   The parties have discussed losses which (i) Bourne and Tsunami have alleged they may have incurred prior to the date of this Agreement as a result of their not having had the benefit of lower exercise prices in the subject warrants; and (ii) Bourne alleges it may have incurred prior to the date of this Agreement as a result of the Company not offering Caydal, or Bourne, the right to participate in financings during the Participation Period. By this Agreement, the Company, and Bourne and Tsunami, resolve the differences between them regarding the losses which Bourne and Tsunami allege they have incurred. The parties also by this Agreement wish to resolve all other claims and disputes between them, that have arisen, or that may arise in the future.

In consideration of the preceding and the mutual promises set forth below, the parties agree as follows:

Agreement

Section 1.1   Payment with New Warrants for Releases. In partial consideration of the releases of the Company by Bourne and Tsunami as set forth in Section 1.4, the Company shall issue to Bourne new warrants to purchase 150,000 shares of common stock, and to Tsunami new warrants to purchase 75,000 shares of common stock, both warrants (hereafter the "New Warrants") exercisable on a 'cashless basis' for three years at a price of $3.25. The form of New Warrant is attached to this Agreement as Exhibit A; each New Warrant shall be dated as of the date first stated above and expire on the third anniversary thereof (the "Expiration Date").

Section 1.2   Registration Covenant. At its sole cost and expense, the Company shall use its commercially reasonable best efforts to (i) file by September 20, 2006 a re-sale registration statement on Form S-3 (or Form S-2 or other available form, if the Company then is not eligible to file on Form S-3) with the Securities and Exchange Commission (the "SEC") to permit the public sale by Bourne and Tsunami of the shares issuable on exercise of the New Warrants, as well as 1,013 shares owned by Bourne which were acquired upon exercise of warrants (collectively, the "Registrable Securities"); (ii) have the SEC declare the registration statement effective as soon as possible after filing; and (iii) keep the registration statement effective until the sale of all of the Registrable Securities. If the Form S-3 registration statement should become ineffective before the Expiration Date, the Company shall (x) withdraw the Form S-3; (y) use its commercially reasonable best efforts thereafter to file another registration statement on Form S-2 or Form S-1, as soon as is practicable, and have the SEC declare the registration statement effective as soon as possible after filing; and (z) keep the new registration statement effective until the sale of all of the all of the Registrable Securities. For purposes of this Section 1.2, "commercially reasonable best efforts" shall take into account any comments issued by the SEC relating to the Company's periodic and other reports, and proxy statements, filed under the Securities Act of 1934, which the Company needs to resolve before the filings covered by this Section 1.2 can be made or an effective date obtained.

Section 1.3 Adjustment of Subject Warrants. In further consideration of the releases of the Company by Bourne and Tsunami as set forth in Section 1.4, the Company shall issue amendments to the Subject Warrants adjusted as required pursuant to the anti-dilution provisions of the Subject Warrants, and as adjusted further as may be appropriate, by reason of the issuance of the New Warrants. The Company will also make such adjustments or issuances as shall be necessary to give effect to the anti-dilution provisions of warrants or subscription agreements to which Bourne and/or Tsunami are parties with the Company other than the Subject Warrants. Bourne and Tsunami acknowledge their receipt of Company's calculations for exercise price adjustments for the Subject Warrants. Promptly after the date of this Agreement, the parties agree to work in good faith to resolve any questions that may arise concerning the Company's initial calculations, with the goal of resolving what the correct adjustments should be. When that resolution has been achieved, the Company will represent and warrant to Bourne and Tsunami that the calculations are correct based on the Company's books and records. That resolution shall be evidenced by short form agreements signed and delivered by the parties to each other.

Promptly after such resolution, the Company shall issue the amendments. The parties agree that even though they are still working on achieving resolution on this matter, this Agreement shall be deemed to be in effect for all purposes to settle the disputes between the parties as set forth herein. However, until the resolution is achieved, Bourne and Tsunami shall not be deemed to release the Company from claims related to the Company's failure to make the necessary adjustments to the Subject Warrants. With respect to the amendments to the Subject Warrants (and separate amendments to Bourne's 50,000 Warrant and Tsunami's 25,000 Warrant), the amendments will contain a provision that the Company agrees to use its commercially reasonable best efforts to keep the Form S-3 registration statement (SEC file number 333-134800) in effect to cover resale of the shares issuable on exercise of the Subject Warrants (and of Bourne's 50,000 Warrant and Tsunami's 25,000 Warrant), until the sale of all such shares, and to file in a timely manner all reports and other documents with the SEC under the Securities Act of 1934 in order to keep that Form S-3 effective, and to comply with applicable state securities laws relating to public sale of the shares underlying all such warrants, at the Company's sole cost and expense. If despite using its commercially reasonable best efforts, that Form S-3 should become ineffective under the rules and regulations of the SEC, the Company shall use its commercially reasonable best efforts to (i) withdraw the Form S-3; and (ii) file, as promptly as practicable under the circumstances, another registration statement on Form S-2 or Form S-1, and have it declared effective as soon as possible, to reinstate sale coverage for Bourne and Tsunami of the shares underlying all such Warrants, and keep such replacement registration statement in effect until the sale of all such shares, at the Company's sole cost and expense. For purposes of such amendments, "commercially reasonable best efforts" shall take into account any comments issued by the SEC relating to the Company's periodic and other reports, and proxy statements, filed under the Securities Act of 1934, which the Company needs to resolve before the filings can be made or an effective date obtained. The amendments to the Subject Warrants (and the 50,000 Warrant and the 25,000 Warrant) regarding registration rights shall constitute the sole registration rights of Bourne and Tsunami, and upon issuance of the amendments, all prior registration rights which to which Bourne and Tsunami may be entitled shall be terminated. The amendments also shall delete the proviso contained in the first sentence of the first paragraph of section (a) of the 31,250 Warrant and the 50,000 Warrant, such that these warrants will not terminate prior to their specified date of expiration by virtue of the closing stock price of USEG common stock exceeding any specified amount for any specified period of time. The expiration date of the Subject Warrants is as provided in separate amendments to the Subject Warrants, each dated June 23, 2006.

Section 1.4   Releases.

By Bourne and Tsunami: In consideration of the benefits received under this Agreement, (i) each of Bourne and Tsunami hereby forever release and agree to hold the Company and each of its officers and directors (and persons who control the Company within the meaning of the Securities Act of 1934) harmless from and against any and all claims for damages or costs or fees, or anything else, past, present, and future to the end of time, whether asserted or unasserted as of the date of this Agreement; and (ii) Bourne, as successor to Caydal, further hereby forever releases and agrees to hold the Company, and RMG (and each of such corporations' officers, directors, and persons who control each of such corporations within the meaning of the Securities Act of 1934), harmless from and against any and all claims for damages or costs or fees, or anything else, past, present, and future to the end of time, whether asserted or unasserted as of the date of this Agreement. This release is not intended to release any claims based on (x) the provisions of Bourne's and Tsunami's Subject Warrants, that may arise in the future based on facts and events occurring after the effective date of this Agreement; or any claims based on such indemnification or contribution covenants as are contained in the subscription or other documents under which Bourne and Tsunami acquired such Subject Warrants; (y) any claims based on a breach of this Agreement by the Company; or (z) any claims based on the parties' failure to finally resolve the calculation of the anti-dilution adjustments for the Subject Warrants or other warrants or subscription agreements. With respect to (z), this release shall be deemed to cover any such claims only when the parties have finally resolved the anti-dilution adjustments for the Subject Warrants and any other warrants and subscription agreements.

By the Company: In consideration of benefits received by the Company under this Agreement, the Company hereby forever releases and agrees to hold Bourne and Tsunami and Caydal, and each of its officers and directors and partners (and other persons who control Bourne and Tsunami within the meaning of the Securities Act of 1934) harmless from and against any and all claims for damages or costs or fees, or anything else, past, present, and future to the end of time, whether asserted or unasserted by the Company as of the date of this Agreement. This release by the Company does not, however, release any claims by the Company based on a breach of this Agreement by Bourne or Tsunami or Caydal.

Section 1.5 Representations and Warranties.

Section 1.5.1   By the Company to Bourne and Tsunami. The Company represents and warrants to Bourne and Tsunami that the execution and delivery of this Agreement and the issuance of the New Warrants has been duly approved by the board of directors of the Company; and that when issued on exercise of the New Warrants, the shares of common stock will be duly issued, fully-paid and non-assessable shares of common stock of the Company.

Section 1.5.2   By Bourne and Tsunami. Bourne and Tsunami each represent and warrant to the Company that the execution and delivery of this Agreement has been duly approved; that Bourne is the sole beneficial owner of the 31,250 Warrant, the 170,000 Warrant, and the 50,000 Warrant, and that Tsunami is the sole beneficial owner of the 60,000 Warrant and the 25,000 Warrant. Kevin Daly represents and warrants to the Company that his execution of this Agreement on behalf of Caydal has been duly approved. Bourne and Tsunami each represent and warrant to the Company that such entities are accredited investors, or are owned only by accredited persons, and that they acknowledge that the New Warrants, and the shares issuable on exercise of such warrants (unless sold through the registration statement) will be, restricted securities under rule 144. Bourne and Tsunami each represent and warrant to the Company that they have had access to all information filed by the Company with the SEC, and in addition, have had the opportunity to ask such questions of management of the Company and obtain additional information, as each believes was appropriate to make an informed investment decision in entering into this Agreement.

Section 1.5.3   By Kevin Daly and Insue Kim. Kevin Daly, personally, and Insue Kim, personally, each represent to the Company that they enter into this Agreement and make the releases in Section 1.4 for and on behalf of Bourne and Caydal, and Tsunami, respectively, and agree to personally hold the Company harmless from and against any and all claims covered thereby which might be made by any owner of any interest in Bourne or Caydal, or Tsunami.

Section 1.6   Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Wyoming without regard to the principles of conflict of laws. The parties further agree that any action between them shall be heard in Fremont County, Wyoming, and expressly consent to the jurisdiction and venue of the court of general jurisdiction sitting in Fremont County, Wyoming, and the United States District Court of Wyoming, sitting in Cheyenne, Wyoming, for the adjudication of any litigation between the parties.

Section 1.7 Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the resolution of the disputes referred to herein, and is further intended to finally resolve any and all disputes or claims or similar matters, as expressly stated herein.

Section 1.8 Attorney's Fees. In the event of litigation, the prevailing party (either the Company, or Bourne and Tsunami considered as one party) shall be entitled to reimbursement by the other party of its reasonable attorney's fees and costs incurred in such litigation. Costs include travel expense, investigator fees, court costs, and any other costs reasonably related to the litigation.

Section 1.9 Confidentiality. The parties agree to keep this Agreement strictly confidential, except that the Company may make such disclosures concerning this Agreement as may be required by law. This provision does not affect the parties' testimonial obligations, or their responsibilities to respond to inquiries by regulatory agencies.

This Agreement is executed as of the indicated dates, but shall be effective for all purposes as of the date first stated above. This Agreement may be executed in counterparts.

U.S. Energy Corp.,

_____   August 25, 2006
Mark J. Larsen, President

Bourne Capital, LLC
and Caydal, LLC

_____   August __, 2006
Kevin Daly, duly authorized

Tsunami Partners, L.P.

_____   August __, 2006
Insue Kim, duly authorized

Tsunami Partners, L.P.

_____   August ___, 2006
Insue Kim, duly authorized

Kevin Daly, personally, only for   August ___, 2006
purposes of Section 1.5.3

_____   August 25, 2006
Kevin Daly

Insue Kim, personally, only for
purposes of Section 1.5.3

_____   August ___, 2006
Insue Kim

Kevin Daly, personally, only for
purposes of Section 1.5.3

August __, 2006

_____

August __, 2006

Kevin Daly

Insue Kim, personally, only for
purposes of Section 1.5.3

_____

August __, 2006

Insue Kim

Amendment to Warrant
[Pursuant to Settlement Agreement]

This Amendment to Warrant (the "Amendment") is entered into as of October 13, 2006 by and between U.S. Energy Corp. (the "Company") and Bourne Capital, LLC ("Bourne" or the "Warrant Holder"). The Company and Bourne also are referred to below as the "parties."

Recitals

A. Bourne holds a warrant to purchase 170,000 shares of common stock of the Company, at an Exercise Price of $3.00. The warrant originally was issued for the purchase of 200,000 shares, however, prior to the date hereof, Bourne has purchased 30,000 shares. The Expiration Date of the warrant has been extended by the Company to April 30, 2010. In this Amendment, "Warrant" refers to the warrant to purchase 170,000 shares, expiring April 30, 2010.

B. The Company and Bourne have executed a confidential Settlement Agreement with an effective date of August 25, 2006. Pursuant to Section 1.3 of the Settlement Agreement, the Company and Bourne agreed to resolve certain disputes between the parties, including disputes related to (1) the Exercise Price and the number of shares available for purchase on exercise of the Warrant; (2) deletion of a provision in the Warrant relating to automatic cancellation of the Warrant if the Company's common stock is traded above certain prices; and (3) registration rights, by the Company's issuance of this Amendment. .

Agreement

For good and valuable consideration, the receipt of which by both parties is acknowledged and confirmed, the parties agree as follows:

1. <u>Adjustments to Exercise Price and Number of Shares Available for Purchase under the Warrant</u>. As of the date of this Amendment, the Exercise Price of the Warrant is **$2.87**, and the number of shares of common stock available for purchase under the Warrant is **177,700 shares**.

2. <u>Deletion of Forced Exercise Provision</u>. The proviso at the end of the first sentence in Section (a) of the Warrant (following *"provided, however"*) is deleted.

3. <u>Registration Rights</u>. Any and all rights of the Warrant Holder to have the Company register the public resale of the shares issued on exercise of the Warrant (whether such rights were contained in the original Warrant or somewhere else), are terminated. The following (i) sets forth the full and complete agreement of the parties as to their rights and obligations with respect to registration rights for the benefit of the Warrant Holder; and (ii) is deemed incorporated into the Warrant as if fully set forth therein.

    "The Company agrees to use its commercially reasonable best efforts to (i) include the shares purchaseable under the Warrant in the pending Form S-3 registration statement (333-137139) and cause such registration statement to be declared effective as soon as reasonably practicable, and (ii) keep the Form S-3 registration statements (SEC file numbers 333-134800 and 333-137139) in effect to cover resale of the shares issuable on exercise of the Warrant, until the sale of all such shares, and to file in a timely manner all reports and other documents with the SEC under the Securities

Act of 1934 in order to keep that Forms S-3 effective, and to comply with applicable state securities laws relating to public sale of the shares underlying all such warrants, at the Company's sole cost and expense. If despite using its commercially reasonable best efforts, that either Form S-3 should become ineffective under the rules and regulations of the SEC, or otherwise not permitted to be used on a current basis, the Company shall use its commercially reasonable best efforts to (i) withdraw such Form S-3; and (ii) file, as promptly as practicable under the circumstances, another registration statement on Form S-1 or another available form, and have it declared effective as soon as possible, to reinstate sale coverage for the Warrant Holder of the shares underlying all such Warrants, and keep such replacement registration statement in effect until the sale of all such shares, at the Company's sole cost and expense. For purposes of such amendments, "commercially reasonable best efforts" shall take into account any comments issued by the SEC relating to the Company's periodic and other reports, and proxy statements, filed under the Securities Act of 1934, which the Company needs to resolve before the filings can be made or an effective date obtained. Bourne and Tsunami acknowledge that even though there will be resale coverage for most of the shares under such Warrants in two different Forms S-3 (SEC file numbers 333-134800 and 333-137139), Bourne and Tsunami will not be able to "double exercise" because of such overlap."

4.   No Other Changes. The Warrant is not changed except as expressly stated above. Capitalized terms not defined above have the meanings assigned in the Warrant.

U.S. Energy Corp.

Keith G. Larsen, CEO

Bourne Capital, LLC

Kevin Daly

First Amendment to
Settlement Agreement Between
U.S. Energy Corp., Caydal, LLC, Bourne Capital, LLC,
and Tsunami Partners L.P.

This First Amendment to Settlement Agreement (the "Amendment") is entered into on October 24, 2006 by U.S. Energy Corp., a Wyoming corporation (the "Company"); Bourne Capital, LLC, a limited liability company ("Bourne"); and Tsunami Partners, L.P., a limited partnership ("Tsunami"). Collectively, the preceding are referred to as the "Parties."

Although the Parties have entered into this Amendment as of the date first above stated, the effective date of this Agreement is August 25, 2006 (the same date as the Settlement Agreement (the "Original Settlement Agreement") was made effective).

1. Issuance of Additional Shares and Amendments to the Subject Warrants.

1.1 As contemplated by Section 1.3 of the Original Settlement Agreement, Bourne and Tsunami have concluded their review of the Company's calculations for proposed adjustments to the Subject Warrants, for the additional shares owed to Bourne. The Parties agree that these adjustments are as follows:

1.1.1 Adjustments to Warrants:

Bourne 31,250 Warrant, exercise price of $4.00 - From 31,250 shares to 35,014 shares, new exercise price of $3.56.

Bourne 170,000 Warrant, exercise price of $3.00 - From 170,000 shares to 177,700 shares, new exercise price of $2.87.

Tsunami 60,000 warrant, exercise price of $3.00 - From 60,000 shares to 62,718 shares, new exercise price of $2.87.

1.1.2 Additional Shares:

Bourne - 41,894 shares.

Tsunami – None.

1.2 The Company represents and warrants to Bourne and Tsunami that the calculations (previously provided to Bourne and Tsunami), which resulted in the above results, are correct based on the Company's books and records. The Parties agree that (subject to the accuracy of the preceding representation and warranty), except for such further adjustments as may be required by the anti-dilution provisions in the Subject Warrants for events occurring after August 25, 2006, the Company shall make no further adjustments to the Subject Warrants or issue any additional shares by operation of Section 1.3 of the Original Settlement Agreement.

1.3 The Parties agree that amendments to the Subject Warrants, and the additional shares, shall be issued by the Company (and resale coverage applied for) as soon as practicable after the Company receives copies of releases to be filed by Bourne and Tsunami terminating the UCC filings against the Company in Wyoming (and in any other jurisdiction wherein Bourne and Tsunami may have made UCC filings against the Company).

2. The complete text of Section 1.2 of the Original Settlement Agreement is set forth below, with the changes agreed to by the Parties under this Amendment shown in the bold face type:

"Section 1.2 Registration Covenant. At its sole cost and expense, the Company shall use its commercially reasonable best efforts to (i) file by September 20, 2006 a re-sale registration statement on Form S-3 (or other available form, if the Company then is not eligible to file on Form S-3) with the Securities and Exchange Commission (the "SEC") to permit the public sale by Bourne and Tsunami of the shares issuable on exercise of the New Warrants, as well as 1,013 shares owned by Bourne which were acquired upon exercise of warrants, and (as soon as practicable after October 17, 2006) the additional shares which are issuable to Bourne pursuant to Section 1.1.2 and the additional warrant shares which are issuable to Bourne and Tsunami pursuant to Section 1..1.1 (collectively, the "Registrable Securities"); (ii) have the SEC declare the registration statement effective as soon as possible after filing; and (iii) keep the registration statement effective until the sale of all of the Registrable Securities. If the Form S-3 registration statement should become ineffective or otherwise not permitted to be used on a current basis before the Expiration Date, the Company shall (x) withdraw the Form S-3; (y) use its commercially reasonable best efforts thereafter to file another registration statement on Form S-2 or Form S-1, as soon as is practicable, and have the SEC declare the registration statement effective as soon as possible after filing; and (z) keep the new registration statement effective until the sale of all of the all of the Registrable Securities. For purposes of this Section 1.2, "commercially reasonable best efforts" shall take into account any comments issued by the SEC relating to the Company's periodic and other reports, and proxy statements, filed under the Securities Act of 1934, which the Company needs to resolve before the filings covered by this Section 1.2 can be made or an effective date obtained. As soon as practicable after October 17, 2006, and for the convenience of Bourne and Tsunami, the Company shall include the additional shares, and all of the shares under the Subject Warrants, in the pending Form S-3 registration statement (333-137139). Bourne and Tsunami acknowledge that even though there is resale coverage for most of the shares under such Warrants in effective Form S-3 number 333-134800, Bourne and Tsunami will not be able to "double exercise" because of such overlap."

3. The complete text of Section 1.3 of the Original Settlement Agreement is set forth below, with the changes agreed to by the Parties under this Amendment shown in the bold face type:

"Section 1.3 Adjustment of Subject Warrants. In further consideration of the releases of the Company by Bourne and Tsunami as set forth in Section 1.4, the Company shall issue amendments to the Subject Warrants adjusted as required pursuant to the anti-dilution provisions of the Subject Warrants, and as adjusted further as may be appropriate, by reason of the issuance of the New Warrants, as more particularly provided in Section 1.1.1. The Company will also make such adjustments or issuances as shall be necessary to give effect to the anti-dilution provisions of warrants or subscription agreements to which Bourne and/or Tsunami are Parties with the Company other than the Subject Warrants, as more particularly provided in Section 1.1.2. Bourne and Tsunami acknowledge their receipt of Company's calculations for exercise price adjustments for the Subject Warrants. Promptly after the date of this Agreement, the Parties agree to work in good faith to resolve any questions that may arise concerning the Company's initial calculations, with the goal of resolving what the correct adjustments should be. When that resolution has been achieved, the Company will represent and warrant to Bourne and Tsunami that the calculations are correct based on the Company's books and records. That resolution shall be evidenced by short form agreements signed and delivered by the Parties to each other.

Promptly after such resolution, the Company shall issue the amendments. The Parties agree that even though they are still working on achieving resolution on this matter, this Agreement shall be deemed to be in effect for all purposes to settle the disputes between the Parties as set forth herein. However, until the resolution is achieved, Bourne and Tsunami shall not be deemed to release the Company from claims

related to the Company's failure to make the necessary adjustments to the Subject Warrants. With respect to the amendments to the Subject Warrants (and separate amendments to Bourne's 50,000 Warrant and Tsunami's 25,000 Warrant), the amendments will contain a provision that the Company agrees to use its commercially reasonable best efforts to (i) include the shares purchaseable under the Subject Warrants that have been adjusted under Section 1.1.1 hereof in the pending Form S-3 registration statement (333-137139) and cause such registration statement to be declared effective as soon as possible, and (ii) keep the Form S-3 registration statements (SEC file numbers 333-134800 and 333-137139) in effect to cover resale of the shares issuable on exercise of the Subject Warrants (and of Bourne's 50,000 Warrant and Tsunami's 25,000 Warrant), until the sale of all such shares, and to file in a timely manner all reports and other documents with the SEC under the Securities Act of 1934 in order to keep that Forms S-3 effective, and to comply with applicable state securities laws relating to public sale of the shares underlying all such warrants, at the Company's sole cost and expense. If despite using its commercially reasonable best efforts, either Form S-3 should become ineffective **or otherwise not permitted to be used on a current basis** under the rules and regulations of the SEC, the Company shall use its commercially reasonable best efforts to (i) withdraw such Form S-3; and (ii) file, as promptly as practicable under the circumstances, another registration statement on Form S-1, and have it declared effective as soon as possible, to reinstate sale coverage for Bourne and Tsunami of the shares underlying all such Warrants, and keep such replacement registration statement in effect until the sale of all such shares, at the Company's sole cost and expense. For purposes of such amendments, "commercially reasonable best efforts" shall take into account any comments issued by the SEC relating to the Company's periodic and other reports, and proxy statements, filed under the Securities Act of 1934, which the Company needs to resolve before the filings can be made or an effective date obtained. The amendments to the Subject Warrants (and the 50,000 Warrant and the 25,000 Warrant) regarding registration rights shall constitute the sole registration rights of Bourne and Tsunami, and upon issuance of the amendments, all prior registration rights which to which Bourne and Tsunami may be entitled shall be terminated. The amendments also shall delete the proviso contained in the first sentence of the first paragraph of section (a) of the **170,000** Warrant, **the 25,000 Warrant**, and the 50,000 Warrant, such that these warrants will not terminate prior to their specified date of expiration by virtue of the closing stock price of USEG common stock exceeding any specified amount for any specified period of time; **such provision is not contained in the 31,250 Warrant**. The expiration date of the Subject Warrants is as provided in separate amendments to the Subject Warrants, each dated June 23, 2006."

Except as amended by the foregoing, the Original Settlement Agreement remains in full force and effect.

This Amendment may be executed in counterparts.

U.S. Energy Corp.

[signature]

Mark J. Larsen, President

Bourne Capital, LLC
and Caydal, LLC

Kevin Daly, duly authorized

Tsunami Partners, L.P.

Insue Kim, duly authorized

related to the Company's failure to make the necessary adjustments to the Subject Warrants. With respect to the amendments to the Subject Warrants (and separate amendments to Bourne's 50,000 Warrant and Tsunami's 25,000 Warrant), the amendments will contain a provision that the Company agrees to use its commercially reasonable best efforts to (i) include the shares purchaseable under the Subject Warrants that have been adjusted under Section 1.1.1 hereof in the pending Form S-3 registration statement (333-137139) and cause such registration statement to be declared effective as soon as possible, and (ii) keep the Form S-3 registration statements (SEC file numbers 333-134800 and 333-137139) in effect to cover resale of the shares issuable on exercise of the Subject Warrants (and of Bourne's 50,000 Warrant and Tsunami's 25,000 Warrant), until the sale of all such shares, and to file in a timely manner all reports and other documents with the SEC under the Securities Act of 1934 in order to keep that Forms S-3 effective, and to comply with applicable state securities laws relating to public sale of the shares underlying all such warrants, at the Company's sole cost and expense. If despite using its commercially reasonable best efforts, either Form S-3 should become ineffective or otherwise not permitted to be used on a current basis under the rules and regulations of the SEC, the Company shall use its commercially reasonable best efforts to (i) withdraw such Form S-3; and (ii) file, as promptly as practicable under the circumstances, another registration statement on Form S-1, and have it declared effective as soon as possible, to reinstate sale coverage for Bourne and Tsunami of the shares underlying all such Warrants, and keep such replacement registration statement in effect until the sale of all such shares, at the Company's sole cost and expense. For purposes of such amendments, "commercially reasonable best efforts" shall take into account any comments issued by the SEC relating to the Company's periodic and other reports, and proxy statements, filed under the Securities Act of 1934, which the Company needs to resolve before the filings can be made or an effective date obtained. The amendments to the Subject Warrants (and the 50,000 Warrant and the 25,000 Warrant) regarding registration rights shall constitute the sole registration rights of Bourne and Tsunami, and upon issuance of the amendments, all prior registration rights which to which Bourne and Tsunami may be entitled shall be terminated. The amendments also shall delete the proviso contained in the first sentence of the first paragraph of section (a) of the 170,000 Warrant, the 25,000 Warrant, and the 50,000 Warrant, such that these warrants will not terminate prior to their specified date of expiration by virtue of the closing stock price of USEG common stock exceeding any specified amount for any specified period of time; such provision is not contained in the 31,250 Warrant. The expiration date of the Subject Warrants is as provided in separate amendments to the Subject Warrants, each dated June 23, 2006."

Except as amended by the foregoing, the Original Settlement Agreement remains in full force and effect.

This Amendment may be executed in counterparts.

U.S. Energy Corp.

Bourne Capital, LLC
and Caydal, LLC

_____
Mark J. Larsen, President

_____
Kevin Daly, duly authorized

Tsunami Partners, L.P.

_____
Insue Kim, duly authorized

3

AMENDMENT TO WARRANT
U.S. ENERGY CORP.

The warrant (identified below) to purchase shares of common stock of U.S. Energy Corp. (the "Original Warrant") is amended as of July 16, 2007.

Warrant Holder:	BOURNE CAPITAL LLC, Kevin Daly
Date of Issue Of Original Warrant	03/03/2004
Number of Shares Underlying Original Warrant	200,000
Number of Warrants Outstanding	177,700
Exercise Price Per Share of Original Warrant	$2.87
Expiration Date	04/30/2010

The Original Warrant is amended as follows:

Number of Shares Now Underlying The Warrant	192,455
Exercise Price Per Share	$2.77

Except as set forth above, the warrant remains in full force and effect.

U.S. Energy Corp.

Keith G. Larsen, CEO